SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒                           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005

Commission File Number 1-5480

A. Full title of the plan and address of the plan:

TEXTRON SAVINGS PLAN
40 Westminster Street
 Providence, Rhode Island 02903

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

TEXTRON INC.
40 Westminster Street
Providence, Rhode Island 02903

REQUIRED INFORMATION

Financial Statements and Exhibit

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004
Statements of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2005 and 2004
Notes to financial statements

Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits:

23 - Consent of Independent Auditors

Pursuant to the requirements of the Securities Exchange Act of 1934, the Textron Inc., as Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

TEXTRON SAVINGS PLAN

/s/ Michael D. Cahn
Michael D. Cahn
Attorney-in-fact.

Date: June 28, 2006

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Textron Savings Plan

Years ended December 31, 2005 and 2004

3

Textron Savings Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

Textron Inc.
Plan Sponsor
Textron Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Textron Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 23, 2006

ERNST & YOUNG LLP

Textron Savings Plan

Statements of Net Assets Available for Benefits
(In Thousands)

	December 31
	2005	2004
Assets
Investments	$2,146,660	$1,977,579
Accrued investment income	5,609	5,869

Receivables:
Participant contributions	3,290	—
Employer contributions	1,443	—
	4,733	—
Total assets	2,157,002	1,983,448

Liabilities
Accrued expenses	420	107
Net assets available for benefits	$2,156,582	$1,983,341

See accompanying notes.

Textron Savings Plan

Statements of Changes in Net Assets Available for Benefits
(In Thousands)

	Year ended December 31
	2005	2004
Additions
Interest and dividends	$54,317	$42,025
Net appreciation in fair value of investments	72,785	319,412
	127,102	361,437
Contributions:
Participants	116,062	85,188
Employer	48,869	26,786
Participant rollovers	10,396	3,920
	175,327	115,894
Transfers from other plans	88,751	20,236
Total additions	391,180	497,567

Deductions
Benefits paid to participants	216,515	214,242
Administrative expenses	1,424	830
Total deductions	217,939	215,072

Net increase	173,241	282,495

Net assets available for benefits:
Beginning of year	1,983,341	1,700,846
End of year	$2,156,582	$1,983,341

See accompanying notes.

Textron Savings Plan

Notes to Financial Statements

December 31, 2005

(In thousands)

1. Description of Plan

General

The Textron Savings Plan (the “Plan”) is primarily an employee stock ownership plan covering all eligible domestic employees of Textron Inc. (“Textron”), as defined in the Plan. The remainder of the Plan is a profit-sharing and 401(k) plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and was amended and restated effective November 1, 1999, and further amended through 2005, to reflect the requirements of recent legislation affecting statutory changes and regulations and other plan changes.

Effective January 1, 2002, the Plan designated the Textron Stock Fund as an ESOP and designated the remainder of the Plan as a profit-sharing plan. The employee stock ownership portion of the Plan and the profit-sharing portion of the Plan constitute a single plan.

The Plan is currently administered under the terms of a Trust Agreement, dated December 1, 2004, with Fidelity Management Trust Company (the Trustee or Fidelity). Fidelity also serves as the Plan’s recordkeeper. Prior to December 1, 2004, the plan was administered under the terms of a Trust Agreement, dated September 1, 1999, with Putnam Fiduciary Trust Company. Putnam also served as the Plan’s recordkeeper, prior to December 1, 2004.

Investment Options

Effective December 1, 2004, participants may elect to direct their employee contributions to the following funds: The Textron Stock Fund, PIMCO Total Return Fund, Vanguard High-Yield Corporate Fund, Fidelity Equity Income Fund, Vanguard Institutional Index Fund, Fidelity Blue-Chip Growth Fund, Fidelity Small Cap Stock Fund, Fidelity Diversified International Fund, Vanguard Developed Markets Index Fund, Vanguard Strategic Equity Fund, Fidelity Freedom Funds and the Textron Stable Value Fund.

Contributions

Participants of the Plan are entitled to elect compensation deferrals up to 40% of their eligible compensation, within the limits prescribed by Section 401(k) of the Internal Revenue Code (the “Code”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants’ pre-tax and after-tax contributions, which are matched 50% up to 5% of eligible salary by Textron subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants’ wages.

Effective January 1, 2006, the Plan was amended to provide that newly eligible employees who do not affirmatively elect either to participate in the Plan or to decline participation in the Plan, will automatically be enrolled in the Plan, and will defer three percent of their eligible compensation into the Plan.

In May 2003, Textron temporarily suspended Company matching contributions for non-bargained employees. Collectively bargained employees were not affected by this change. In addition, employees who participate in the portion of the Textron Savings Plan with a retirement supplement were also not affected by this change.

Effective January 1, 2004, Textron partially reinstated the Company matching contributions. For every dollar the employee contributed to the Plan as pre-tax or after-tax contributions, Textron contributed $0.25 worth of Textron common stock, up to a maximum total matching contribution of 2.5% of the participant’s eligible compensation. Effective August 1, 2004, Textron reinstated the Company matching contributions back to 50% up to 5% of eligible salary as described above.

Certain participants in the Plan are entitled to receive a retirement supplement contribution which is equal to 1% of the participant’s eligible compensation. Participants eligible for a retirement supplement contribution are also eligible for a matching contribution. Contributions from employees who receive a retirement supplement are matched 100% up to 4% of eligible salary by Textron subject to certain ERISA restrictions and plan limits, and are recorded when Textron makes payroll deductions from participants’ wages.

Effective January 1, 2004, participants who are at least age 50 or who will reach age 50 during the year, will be allowed to make additional employee pre-tax contributions (catch-up contributions), above the otherwise applicable limits. In accordance with limits under the federal tax laws, catch-up contributions cannot exceed $3,000 in 2004. The limit increased to $4,000 in 2005 and will increase to $5,000 in 2006. After that, the limit may be adjusted from time to time by the Secretary of the Treasury, to reflect inflation. Catch-up contributions will not be eligible for Company matching contributions.

Textron makes contributions to the Plan based on actual contribution levels. In addition, Textron may make additional discretionary contributions. There were no discretionary contributions made by Textron in 2005 or 2004. All forfeitures arising out of a participant’s termination of employment for reasons other than retirement, disability or death are used to reduce future Textron contributions.

Employer contributions are invested entirely in the Textron Stock Fund. Employees have the ability to subsequently reallocate matching contributions among any of the investment options offered in the Plan.

Transfers To/From Other Plans

Effective February 1, 2005, the Textron Savings Plan for Cessna Hourly Employees was merged into the Plan. Assets amounting to approximately $88,751 were transferred into the Plan. Effective December 1, 2004, the Ring Screw Works Profit Sharing Plan and the Kautex Saving Plan were merged into the Plan. Assets amounting to approximately $16,636 and $3,600, respectively, were transferred into the Plan.

Benefits

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her account, to the extent then vested, shall become distributable. Distributions are in the form of cash unless Textron stock is requested. An account will be distributed in a single payment if the value of the account is less than $5,000 when the account first becomes distributable. If the value of the account is $5,000 or more when the account first becomes distributable, a participant is not required to take a distribution immediately. However, current federal law requires Textron to begin to distribute accounts by April 1 of the year following the year in which the participant reaches age 70 1/2. A participant is always vested in the portions of his or her account attributable to his or her own contributions and compensation deferrals and to discretionary contributions by Textron. The Plan provides for full vesting of a participant’s account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron. Benefits are recorded when paid.

Vesting

Textron’s matching contributions vest based on the length of service in the Plan as follows:

Months of Service	Vested Percentage

24 months but less than 36 months	25%
36 months but less than 48 months	50%
48 months but less than 60 months	75%
60 months or more	100%

Participant Accounts

A separate account is maintained for each participant and is increased by (a) the participant’s contributions and compensation deferrals, (b) Textron’s matching contribution, and by the pro rata share of additional discretionary contributions made by Textron, if any, (c) plan income (loss), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Notes Receivable

Active participants, not including directors or executive officers as determined by the plan administrator, may have one loan outstanding and may borrow a minimum of $1,000 up to a maximum of the lesser of one-half of their vested balance or $50,000 less the participant’s highest outstanding loan balance during the twelve-month period preceding the new loan request. Interest is charged at a rate of Wall Street Journal Prime Rate plus 1%, as of the first business day of the month. A $50 fee will be charged to the participant to cover the cost of administration. The loan terms may range from one to five years and are repaid primarily through automatic payroll deductions.

Plan Termination

Textron has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Textron has not expressed any intent to terminate the Plan. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Except for investment contracts, the Plan’s investments are stated at fair value which, in general, equals the quoted market price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The fair value of participation units owned by the Plan in the common collective trust fund is based on the redemption value of the funds on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals, plus accrued interest, because these investments have fully benefit responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The fair value of the investment contracts at December 31, 2005  and 2004, was approximately $ 294 million and $223 million, respectively. The average yield was approximately 4.2 % and 3.9%, respectively. The crediting interest rates for these investment contracts are reset annually by the issuer but cannot be less than zero and ranged from  2.46% to 7.75% in 2005 and 2004.

The fair values of investment contracts presented above are estimates of the fair value of the contracts at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts the Plan could realize or settle currently. The Plan does not necessarily intend to dispose of or liquidate such instruments prior to maturity.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Administrative fees paid by the Plan are allocated as follows:

•                  Fees associated with in-service withdrawals, distributions and loans are charged directly to the associated participant account.

•                  Fees with respect to each investment fund are charged against the investment returns of those investment funds and allocated on a pro-rata basis to participants who invest in those investment funds.

•                  Expenses associated with qualified domestic relation orders are charged directly to the related participant account.

•                  Expenses associated with operating the Plan, such as recordkeeping fees, legal fees, consulting fees, transfer fees, annuity fees, annual reporting fees, claims processing fees, cost of supplies and similar fees are charged to the accounts of participants on a pro rata basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2005 and 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Year ended December 31
	2005	2004
	(In thousands)
Investments at fair value as determined by quoted market price:
Textron Inc. Stock Fund	$51,546	$289,711
Common/collective trust funds	—	12,696
Mutual funds	21,239	17,005
	$72,785	$319,412

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31
	2005	2004
	(In thousands)
Textron Stock Fund	$1,171,341	$1,234,617
Vanguard Institutional Index Fund	224,107	201,852

4. Related-Party Transactions

Certain Plan investments are shares of the Company common stock. At December 31, 2005 and 2004, 15,210 and 16,729 shares of common stock were held by the Plan, respectively, with a fair value of $ 1,171,341 and $1,234,617, respectively. Dividend income recorded by the Plan for the Company common stock for the years ended December 31, 2005 and 2004, was $22,227  and $23,494, respectively.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 6, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated it will take the necessary steps to bring the Plan’s operations into compliance with the Code.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2005	2004
	(In thousands)

Net assets available for benefits per financial statements	$2,156,582	$1,983,341
Amounts allocated to withdrawn participants	—	(621)
Net assets available for benefits per Form 5500	$2,156,582	$1,982,720

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	2005	2004
	(In thousands)

Benefits paid to participants per the financial statements	$216,515	$214,242
Add: Amounts allocated on Form 5500 to withdrawn participants at the end of the year	—	621
Less: Amounts allocated on Form 5500 to withdrawn participants at the beginning of the year	(621)	(522)
Benefits paid to participants per Form 5500	$215,894	$214,341

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Supplemental Schedule

Textron Savings Plan

Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
(In Thousands)

December 31, 2005

Identity of Issue	Description of Investments, Including Rate of Interest and Number of Shares or Units	Current Value

Textron Stock Fund*	15,210	$1,171,341

Common/Collective Trust Fund
SEI Stable Asset Fund	4.50%	17,624

Mutual Funds:
Vanguard Institutional Index Fund	1,966	224,107
Fidelity Blue Chip Growth Fund*	1,193	51,488
Fidelity Retirement Money Market Fund*	4.10%	3,207
PIMCO Total Return Fund	4,764	50,024
Fidelity Diversified International Fund*	2,083	67,793
Fidelity Small Cap Stock Fund*	2,408	44,063
Fidelity Equity Income Fund*	834	44,043
Vanguard High-Yield Corporate Fund	2,829	17,453
Fidelity Freedom Fund 2020*	1,284	18,884
Fidelity Freedom Fund 2015*	1,525	17,608
Fidelity Freedom Fund 2010*	968	13,594
Fidelity Freedom Fund 2025*	1,319	15,772
Vanguard Developed Markets Index Fund	1,383	13,993
Fidelity Freedom Fund 2030*	789	11,856
Vanguard Strategic Equity Fund	1,363	29,894
Fidelity Freedom Fund 2035*	661	8,083
Fidelity Freedom Fund 2040*	1,002	8,849
Fidelity Freedom Income Fund*	294	3,343
Fidelity Freedom Fund 2005*	199	2,216
Total Mutual Funds		646,270

Identity of Issue	Description of Investments, Including Rate of Interest and Number of Shares or Units	Current Value

Insurance Contracts:
IXIS Financial	4.38%	$84,039
IXIS Financial	4.61%	27,627
Metropolitan Life Insurance Co.	3.36%	5,420
Matures 6/15/07
Metropolitan Life Insurance Co.	4.12%	6,516
Matures 12/15/08
Monumental Life Insurance Co.	4.86%	7,098
Matures 9/15/06
Monumental Life Insurance Co.	4.16%	5,225
Matures 6/15/09
Monumental Life Insurance Co.	4.80%	5,015
Matures 12/15/07
Monumental Life Insurance Co.	4.35%	5,118
Matures 12/15/08
Monumental Life Insurance Co.	4.39%	5,182
Matures 12/15/09
Pacific Life Insurance Co.	4.45%	5,184
Matures 3/15/10
Principal Life Insurance Co.	3.66%	6,457
Matures 12/15/07
Principal Life Insurance Co.	3.90%	6,488
Matures 6/15/08
Principal Life Insurance Co.	4.00%	5,337
Matures 5/14/08
Travelers Insurance Co.	2.46%	7,390
Matures 3/15/06
Travelers Insurance Co.	4.59%	5,359
Matures 50% 6/15/06: 50% 12/15/10

Identity of Issue	Description of Investments, Including Rate of Interest and Number of Shares or Units	Current Value

Travelers Insurance Co.	4.03%	$7,269
Matures 1/15/07; 7/15/08; 1/15/10
State Street Bank & Trust Company	4.42%	85,334
Total Insurance Contracts		280,058

Participant notes receivable *	5. 0%- 8.0%	31,367
		$2,146,660

*                    Indicates party-in-interest to the Plan